

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2019

<u>Via E-mail</u>
Stuart T. Gulliver
Group Chief Executive
HSBC Holdings plc
8 Canada Square
London E14 5HQ, United Kingdom

    Re: HSBC Holdings plc
            Form 20-F for the Fiscal Year Ended December 31, 2017
            Filed February 20, 2018
            File No. 1-14930

Dear Mr. Gulliver:

      We refer you to our comment letter dated December 18, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Cecilia Blye

                         Cecilia Blye, Chief
                         Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance